                            [Perceptron Letterhead]



February 28, 2005

Mr. Daniel Gordon
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

RE: PERCEPTRON, INC.
    FORM 10-K FOR THE YEAR ENDED JUNE 30, 2004

Dear Mr. Gordon:

Below are Perceptron's responses to your letter dated January 18, 2005.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1. We noted that you included a brief Overview section as an introduction to your MD&A. Consider enhancing your Overview section in future filings to address current events, including the following:

      - The most important themes or other significant matters with which management is concerned primarily in evaluating the company's current financial condition;

      - Further insight into current material opportunities, challenges and risks; and,

      - A business analysis of the company's current approach to specific challenges and opportunities that lie ahead.

      Refer to SEC Release Nos. 33-8350, 34-48960, and FR-72.

      ANSWER: In future filings, Perceptron will expand the overview section to address current events of the business including the items listed above. The Company modified the overview section in its quarterly report on Form 10-Q filed February 14, 2005 as shown below to address some of the items listed above. The Company will continue to evaluate the overview disclosure.

      OVERVIEW

      Perceptron, Inc. ("Perceptron" or the "Company") designs, develops, manufactures and markets information-based measurement and inspection solutions for process improvement. Perceptron's product offerings are designed to improve quality, increase productivity and decrease costs in manufacturing and product development. The solutions offered by the Company are divided into three groups: 1) The Automated Systems Group made up of AutoGauge(R), AutoFit(R), AutoScan(R), AutoSpect(R) and AutoGuide(R) products; 2) The Technology Components Group made up of ScanWorks(TM), Non-Contact Wheel Alignment and TriCam(R) sensors for the forest products industry; and 3) The Value Added Services Group providing consulting, training and non-warranty support services. The Company services multiple markets, with the largest being the automotive industry. The Company's primary operations are in North America, Europe and Asia.

      The Company has a strong financial base, no debt and approximately $23.5 million of cash at December 31, 2004, to support its growth plans. The Company's near-term focus for growth will remain on the successful introduction of its two new Automated Systems products, AutoFit(R) and AutoScan(R), which are designed to expand the Company's product offerings in its worldwide automotive markets, and the continued development of enhanced versions of its ScanWorks(TM) product line. In addition the Company believes there are growth opportunities in Asia and Eastern Europe related to the emerging automotive markets in those areas and the expansion of the Company`s business with current customers in Japan. The Company has plans to commit additional resources to support these efforts. The foregoing statements are "forward-looking statements" within the meaning of the Securities Exchange Act of 1934, as amended. See Item 2 "Management's Discussion and Analysis of Financial Condition and Results of Operations - Safe Harbor Statement" for a discussion of a number of uncertainties which could cause actual results to differ materially from those set forth in the forward-looking statements.

      The Company's revenues are principally derived from the sale of products for use in the automotive industry. New vehicle tooling programs are the most important selling opportunity for the Company's automotive related sales. The number and timing of new vehicle tooling programs can be influenced by the state of the economy. Therefore, from a macro perspective the Company continues to assess the global economy and its likely effect on the Company's automotive customers and markets served. The Company is continuing its efforts to expand its opportunities outside the automotive industry, principally through its Technology Components Group and new product development efforts.

Results of Operations - Page 9

2. In future filings, where changes in financial statement line items are the result of several factors; each significant factor should be separately quantified and discussed. For example, you state that the decrease in selling, general and administrative expenses "primarily reflected lower bad debt, Michigan single business tax, and legal expenses that were partially offset by salary and benefit increase and the impact of the strong Euro." However, you do not quantify the impact of each of these factors.

      ANSWER: As disclosed in the quarterly report on Form 10-Q filed February 14, 2005, and in future filings, the Company will quantify to the extent practicable the individually significant factors that explain line item variances.

Critical Accounting Policies - Page 14

3. Please tell us why you do not believe revenue recognition to be one of the company's critical accounting policies.

      ANSWER: Revenue recognition is a significant accounting policy for the Company. It was not classified as a critical accounting policy because management does not believe that the determination of revenue involves difficult, subjective or complex judgments or estimates by management.

      However, management believes that revenue recognition policies are very important for investors and others to understand when they review financial performance for all registrants. As a result, management has decided to add revenue recognition to its critical accounting policies in its annual report on Form 10-K for fiscal year 2005.

Market Risk Information

Foreign Currency Risk - Page 15

4. Please revise future filings to provide the potential loss in future earnings of market risk sensitive instruments resulting from one or more selected hypothetical changes in foreign currency exchange rates over a selected period of time. You should select hypothetical changes in market rates or prices that are expected to reflect reasonably possible near-term changes in those rates and prices. Reference is made to Item 305 of Regulation S-K. For examples, see Appendix to Item 305 of Regulation S-K - Tabular disclosures.

      ANSWER: In future filings, the Company will provide the potential loss in future earnings that would result from the translation of foreign denominated revenues and costs into U.S. dollars for a selected hypothetical change or changes in foreign currency exchange rates or prices.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition - Page 22

5. We noted you sell your products to original equipment manufacturers, value-added resellers, system integrators, and directly to end users. Tell us and expand your revenue recognition policy to explain whether any of your product sales include price protection agreements or any obligations to buy back inventory from original equipment manufacturers or value-added resellers. If you have price protection agreements or are required to potentially buy back inventory, tell us how you recognize revenue and cite the specific accounting literature that you have relied upon.

      ANSWER: The Company does not have any price protection agreements nor does it have any obligation to buy back inventory from original equipment manufacturers or value-added resellers.

      In future filings, the Company will expand it revenue recognition policy to state that it does not have price protection agreements or requirements to buy back inventory.

6. We also noted that you sell multiple element arrangements to your customers. Please tell us, and investors in future filings, if each delivered item has value to the customer on a stand-alone basis and whether the delivered items include general rights of return. In addition, please tell us the nature of your sales agreements and whether any delivered items are contingent upon the delivery of any undelivered additional items and the company's related revenue recognition policy.

      ANSWER: The Company's multiple element arrangements usually take the form of a purchase of equipment, future labor support such as during the launch period of the customer, and/or training. Each element has value on a stand-alone basis and is recorded as revenue when delivered. The delivered items do not include general rights of return. Delivered items are not contingent upon the delivery of any undelivered items. Customers that purchase equipment can choose to install the purchased equipment themselves, hire an independent contractor or hire the Company to perform the services. Customers can choose to train new employees on the function and use of the equipment themselves or they can hire the Company to conduct a training class for a group of their employees. As a result, each item could and is purchased as a stand-alone item without the other elements.

      In future filings, the Company will expand its revenue recognition policy to explain the nature of its multiple element arrangements.

7. Please also tell us and expand your revenue recognition policies related to product returns, including the company's policy and related accounting.

      ANSWER: The Company's revenues from shipment of equipment reflect the sale of systems that have been jointly defined with the customer. The Company integrates proprietary components and configures systems to meet each customer's requirements. Because the systems are configured to meet specific customer requirements, the Company has virtually no history of returns because the Company's systems are critical to meeting the customer's process control goals. Accordingly, SFAS 48 is not applicable. If a customer were to ask to return a product and the Company agreed, the Company would generate a credit memo to cancel the outstanding receivable and reverse the revenue and would record a debit to inventory and a credit to cost of goods sold for the value of the inventory returned.

      In future filings, the Company will expand its revenue recognition policy to explain the nature and accounting of product returns.

8. We noted your discussion regarding software products that you license to customers pursuant to license agreements in the business section. However, we did not note any discussion of such agreements in the footnotes to the financial statements. Please tell us, and investors in future filings, the nature of these agreements and the related accounting. Please also cite the related accounting guidance on which you based your accounting.

      ANSWER: Perceptron's products are designed to measure and/or inspect and provide information to the customer for process control and improvement. Perceptron's products include hardware (camera, lens, etc) for scanning an image and imbedded software (extraction software algorithms) to convey the results of the scan to the customer. The hardware and software operate as one product. Perceptron does not market its software algorithms as a separate item distinct from the scanning product. While the algorithm software is important to the functionality of the product, it is incidental to the product taken as a whole. The customer perceives that it is buying one product or scanning system not separate hardware and software. As an example, in an assembly line situation, the cost of the product to the customer is dependent upon how many measurement points the customer wants to capture. Each point would require a separate scanner or measurement collector. Therefore for one application the customer may purchase a five sensor system and for another application a 20 sensor system. The cost of the system is generally based on the number of sensors required.

      Perceptron has patents on many of the processes contained in the products it sells. Perceptron sells its products directly and thru value added resellers to customers for the customers' own use and not for the customers to resell to another. The licensing language is to convey the proprietary nature of Perceptron's product. The licensing is not the typical software licensing that is used by software companies where updates and maintenance are included. Accordingly, SOP 97-2 is not applicable to Perceptron's licensing situation.

      When Perceptron sells a product, revenue is recorded and the costs of the hardware components are recorded to cost of goods sold. There is no cost recorded for the imbedded software algorithms.

      In future filings, the Company will disclose the nature and accounting of its licensing agreements.

Foreign Currency - Page 22

9. In future filings please disclose the aggregate transaction gain or loss included in determining net income for the period in the financial statements or footnotes to the financial statements. See paragraph 30 of SFAS 52.

      ANSWER: In future filings, the Company will disclose on its financial statement as a separate line item the aggregate foreign currency transaction gain or loss included in determining net income for the periods presented. In the Company's quarterly report on

      Form 10-Q dated February 14, 2005, the Company added a separate line item entitled foreign currency to its income statement.

Inventories - Page 23

10. We noted that the company provides a reserve for obsolescence. Please provide us, and investors in future filings, with more information with regards to management's policy for reviewing inventory for obsolescence. Specifically, please provide more details of the "other matters" and discuss the frequency with which management reviews the reserve.

      ANSWER: On an annual basis, the Company performs a detailed review of inventory. This review encompasses running usage reports and reviewing any inventory that has no activity during a two year period. A further review of the inventory with no activity is performed to determine if the inventory has value for warranty or service related requirements. Any inventory that has no activity and has no value for warranty or service requirements is designated obsolete. If obsolete inventory can not be sold to another party, it is thrown out. Each quarter, the Company compares engineering change orders to the inventory listing to identify inventory obsolescence that has occurred since the annual review.

      In future filings, the Company will expand its footnote on inventories to provide more information regarding the Company's policy for reviewing inventory for obsolescence. The Company modified the inventory footnote disclosure in its quarterly report on Form 10-Q filed February 14, 2005 as shown below:

      Inventory is stated at the lower of cost or market. The cost of inventory is determined by the first-in, first-out ("FIFO") method. The Company provides a reserve for obsolescence to recognize the effects of engineering change orders, age and use of inventory that affect the value of the inventory. When the related inventory is disposed of, the obsolescence reserve is reduced. A detailed review of the inventory is performed yearly with quarterly updates for known changes that have occurred since the annual review. Inventory, net of reserves of $510,000 for both periods presented, is comprised of the following (in thousands):

                                     DECEMBER 31, 2004                 JUNE 30, 2004
                                     -----------------                 -------------
Component Parts                         $      3,341                   $      2,663
Work In Process                                  519                            573
Finished Goods                                 2,591                          2,452
                                        ------------                   ------------
Total                                   $      6,451                   $      5,688
                                        ============                   ============

Warranty - Page 24

11. Please revise future filings to provide the disclosures required by paragraph 14 of FIN 45. Alternatively, tell us why you believe such disclosures are not required.

      ANSWER: The Company has not provided the disclosures required by paragraph 14 of FIN 45 in the past due to the immaterial amount of the Company's warranty expense. For the fiscal years ended 2002, 2003 and 2004, the Company's warranty expense was $92,000, $318,000 and $253,000 respectively.

Stock-Based Employee Compensation - Page 24

12. In future filings please present the table illustrating the pro forma effect on net income and earnings per share in accordance with paragraph 2.e.c of SFAS 148.

      ANSWER: The Company will modify its footnote disclosure for future filings to illustrate the pro forma effect on net income and earnings per share in accordance with paragraph 2.e.c of SFAS 148. The Company modified its stock-based compensation footnote disclosure in its quarterly report on Form 10-Q filed February 14, 2005 as shown below:

      The Company has stock plans, which are described more fully in Notes 10 and 11 in the Company's Annual Report on Form 10-K for fiscal year 2004. The Company applies APB Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," and related interpretations in accounting for these plans. Accordingly, compensation cost for stock options has been recognized under the provisions of APB 25. No stock-based compensation cost is reflected in net income, as all options granted under these plans had an exercise price greater than or equal to the market value of the underlying common stock on the date of grant. The following table illustrates the pro forma effect on net income and earnings per share for the periods indicated if the Company had applied the fair value recognition provisions of FASB Statement 123, "Accounting for Stock-Based Compensation," to its stock option plans as indicated below (in thousands except per share amounts):

                                                     THREE                 THREE
                                                     MONTHS                MONTHS             SIX MONTHS          SIX MONTHS
                                                     ENDED                 ENDED                 ENDED               ENDED
                                                   12/31/2004            12/31/2003           12/31/2004          12/31/2003
                                                   ----------            ----------           ----------          ----------
NET INCOME
  AS REPORTED                                       $  1,467             $ 1,530              $ 2,432               $  2,557
  EFFECT OF STOCK-BASED
    COMPENSATION EXPENSE - NET OF TAX                   (136)               (122)                (272)                  (222)
                                                    --------             -------              -------               --------
  PRO FORMA                                         $  1,331             $ 1,408              $ 2,160               $  2,335
                                                    ========             =======              =======               ========
EARNINGS PER SHARE
  BASIC - AS REPORTED                               $   0.17             $  0.18              $  0.28               $   0.30
  BASIC - PRO FORMA                                 $   0.15             $  0.16              $  0.25               $   0.27
  DILUTED - AS REPORTED                             $   0.16             $  0.16              $  0.26               $   0.28
  DILUTED - PRO FORMA                               $   0.14             $  0.15              $  0.23               $   0.25

      The estimated fair value as of the date options were granted during the periods presented, using the Black-Scholes option-pricing model, was as follows:

                                                  THREE                 THREE
                                                  MONTHS                MONTHS               SIX MONTHS           SIX MONTHS
                                                  ENDED                 ENDED                  ENDED                ENDED
                                                12/31/2004            12/31/2003             12/31/2004           12/31/2003
                                                ----------            ----------             ----------           ----------
WEIGHTED AVERAGE ESTIMATED FAIR VALUE
PER SHARE OF OPTIONS GRANTED DURING THE
PERIOD                                           $  2.12               $  3.45                $  2.12               $  4.58
ASSUMPTIONS:
   AMORTIZED DIVIDEND YIELD                            -                     -                      -                     -
   COMMON STOCK PRICE VOLATILITY                   28.39%                63.14%                 28.39%                77.32%
   RISK FREE RATE OF RETURN                         3.38%                 3.38%                  3.38%                 3.38%
   EXPECTED OPTION TERM (IN YEARS)                     5                     5                      5                     5

Note 6. Commitments and Other - Page 26

13. We noted your discussion of the contingent royalty payments on sales using the Sonic technology through October 2004. We also noted that you prepaid certain of these royalty payments. Please tell us the status of the activity as of June 30, 2004. Is there a prepaid asset included in your balance sheet or a liability as of June 30, 2004? What is the company's remaining commitment under this agreement?

      ANSWER: As of June 30, 2004, the Company did not have a prepaid asset nor a liability recorded on its books related to the Sonic technology. As part of the 1998 purchase price of the Sonic technology, the Company assumed certain liabilities incurred by Sonic prior to the sale date. The 1998 assumed liabilities were considered part of the purchase price for the assets purchased and thus were not recorded as a prepaid royalty. However, for the purpose of calculating future contingent royalties, the amount of the assumed liabilities was designated as a prepayment of royalties that had to be exceeded prior to the Company incurring any royalty obligation. The calculation of the contingent royalty related to sales of product using the Sonic technology through June 30, 2004 did not exceed the assumed liabilities amount and as a result there was no liability to record. As of October 1, 2004, the time period for calculating contingent royalties expired and the Company has no further obligation with regards to this matter.

14. We noted the company's use of foreign currency cash flow hedges. Supplementally, and in future filings tell us the amount of the gain/loss recognized in earnings during the reporting period as well as a description of the transactions that will result in the reclassification into earnings of gains/losses that are reported in other comprehensive income. See paragraph 44 and 45 of SFAS 133 as amended.

      ANSWER: The Company's cash flow hedges disclosed in the annual report on Form 10-K for fiscal year 2004 were hedges of the net investment in the Company's German subsidiary. The translation of the German subsidiary financial statement is in accordance with SFAS 52 with the functional currency being the local currency of the foreign country. As a result, translation adjustments are recorded to other comprehensive income and there is no gain/loss recognized in earnings. The effect of the hedges are recorded to other comprehensive income and offset the related translation effect of converting the German subsidiary's financial statements into United States dollars. The Company is not aware of any transaction for this type of hedge that would result in the reclassification into earnings of gains/losses that are reported in other comprehensive income.

Company Statement

The Company acknowledges that

- the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ John J. Garber
------------------------------------------
John J. Garber
Vice President and Chief Financial Officer

                            [Perceptron Letterhead]


April 18, 2005

Mr. Daniel Gordon
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: PERCEPTRON, INC.
    FORM 10-K FOR THE YEAR ENDED JUNE 30, 2004

Dear Mr. Gordon:

Below is Perceptron's response to your letter dated March 18, 2005.

Note  6. Commitments and Other, Page 26

1. We note your response to our prior comment 14 and understand that your intention is to hedge the net investment in the company's German subsidiary. However, it is still unclear to us the nature of the cash flow hedges. Please identify the hedged transactions and how the transactions are typically settled. Include in your discussion how you conclude that these hedges are highly effective and qualify for hedge accounting. Tell us the amount of the gain/loss recognized in earnings during the reporting period as well as a description of the transactions that will result in the reclassification into earnings of gains/losses that are reported in other comprehensive income. See paragraphs 44 and 45 of SFAS 133, as amended.

      ANSWER: The Company has entered into several forward contracts to sell Euros at an exchange rate between the functional currency of the hedged net investment (Euros) and the Company's functional currency (U.S. Dollar). Settlement of the forward contract is handled by either the Company exchanging the Euros for U.S. Dollars or by a single net difference payment either to the Company or from the Company depending upon the effect of the change in the foreign exchange rate of the particular contract. The Company assesses hedge effectiveness based on overall changes in fair value of the forward contract on an after tax basis. Since the critical risks of the forward contract and the net investment coincide, there is no ineffectiveness. The unrealized and realized change in the value of the forward exchange contracts that are effective are recorded to other comprehensive income and are offset by the corresponding translation effect of the Company's net investment. The forward contracts qualify for hedge accounting as they meet the two criteria established in Statement 133 paragraph 42 for this type of transaction. Namely, the U.S. Company has the foreign currency exposure and is a party to the hedging instrument and the hedge transaction is denominated in a currency (Euro) other than the hedging unit's functional currency (U.S. Dollar). Because the hedges have been effective, there has been no gain/loss recognized in earnings during the reporting periods. The Company would be required to reclassify into earnings gains and losses that were previously reported in other comprehensive income if the underlying hedged investment was sold prior to the expiration of the forward contracts. It was noted that the Company's previous use of the reference to accounting for these hedges as cash flow hedges was adding confusion to the disclosure that there may be two types of hedges; namely, hedges of the net investment in a foreign subsidiary and cash flow hedges. All of the hedges disclosed were to hedge the net investment in the Company's foreign subsidiary and there were no other type of hedges requiring disclosure.

      In future filings, Perceptron will modify its footnote to clarify the accounting method used similar to the example below:

      At June 30, 2004, the Company had forward exchange contracts to sell 6,980,000 Euros ($8.4 million equivalent) at weighted average settlement rates of 1.2065 Euro to each U.S. Dollar. The contracts outstanding at June 30, 2004, mature through December 8, 2004. The objective of the hedge transactions is to protect designated portions of the Company's net investment in its foreign subsidiary against adverse changes in the Euro/U.S. Dollar exchange rate. The Company assesses hedge effectiveness based on overall changes in fair value of the forward contract. Since the critical risks of the forward contract and the net investment coincide, there was no ineffectiveness. The accounting for the hedges was consistent with translation adjustments where any gains and losses are recorded to other comprehensive income. The Company recognized a charge of $642,000 in other comprehensive income (loss) for the unrealized and realized change in value of the forward exchange contracts during the fiscal year ended June 30, 2004. Offsetting this amount was an increase in other comprehensive income (loss) for the translation effect of the Company's foreign subsidiary. Because the forward contracts were effective, there was no gain or loss recognized in earnings. The Company's forward exchange contracts do not subject it to material risk due to exchange rate movements because gains and losses on these contracts offset losses and gains on the assets, liabilities, and transactions being hedged.

      Sincerely,


      /s/ John J. Garber
      ------------------------------------------
      John J. Garber
      Vice President and Chief Financial Officer